UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-10-4
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                       Great Neck, NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 30, 2002
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP NO.:29089V 10 4                 PAGE 2

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         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Howard Waltman SS# ###-##-####
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

         00
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                             / /


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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------

 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                 3,453,355
  OWNED BY            ----------------------------------------------------------
   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH                ----------------------------------------------------------
                      9       SOLE DISPOSITIVE POWER

                             3,453,355
                      ----------------------------------------------------------
                     10       SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,453,355
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

                                     CUSIP NO.:29089V 10 4                PAGE 3



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

               IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,AND THE SIGNATURE ATTESTATION.

                                                    CUSIP NO.:29089V 10 4 PAGE 4




Item 1.  Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background


                (a)      Howard Waltman

                (b)      870 United Nations Plaza, Apt. 10F, New York, NY 10017

                (c)      Mr. Waltman is a director of the Issuer.
                         He is a private investor for a family
                         limited liability corporation.

                (d)      Not applicable

                (e)      Not applicable

                (f)      U.S.A.



Item 3.  Source and Amount of Funds or Other Consideration

         Effective December 30, 2002, the Board of Directors granted Mr. Waltman options to purchase 1,500,000 shares of Common Stock at an exercise price of $.01 per share over a period of ten years from December 30, 2002 through December 29, 2012. These options caused Mr. Waltman to beneficially own more than 5% of the Issuer's outstanding shares of Common Stock. Mr. Waltman also owns options to purchase an additional 1,500,000 shares of Common Stock at an exercise price of $.20 per share, exercisable at any time through December 31, 2004. These options were granted to Mr. Waltman on November 1, 2001.

Item 4.  Purpose of Transactions

         The December 2002 options granted to Mr. Waltman were granted to him in his capacity as a director of the Issuer. Mr. Waltman has no plans or proposals which would relate to or would result in the occurrence of (a) - (j). However, the Board of Directors has approved issuing 11,502,970 shares of Common Stock to BJH Management LLC. Further, the Board has approved the election of Bruce J. Haber as a director and chief executive officer of the Issuer and Louis Buther as the Issuer's president effective upon the Issuer being current with all reports under the Securities Exchange Act of 1934, as amended.

                                                    CUSIP NO.:29089V 10 4 PAGE 5

Item 5.  Interest in Securities of the Issuer

     (a) - (b) As of December 30, 2002, the Issuer has 64,917,803 shares issued and outstanding, after giving effect to the assumed issuance of 11,502,970 shares to BJH Management, LLC and 370,000 shares to Edward Whitman. Of the 64,917,803 shares outstanding, 3,453,355 shares or 5.3% of the outstanding shares are owned beneficially by Mr. Waltman. Mr. Waltman has the sole power to vote and dispose of the 3,453,355 shares, which includes 453,355 shares owned by his family in the name of THW Group LLC, over which Mr. Waltman exercises voting and investment control.

     (c) Reference is made to the description of transactions  described in Item
3.

     (d) - (e) Not Applicable Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

               None.

Item 7.  Materials to be filed as Exhibits

         None

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2002

Reporting Person:          Howard Waltman

Signature:              /s/ Howard Waltman
           --------------------------------------------
                         Howard Waltman